Mail Stop 4561

June 12, 2007

VIA U.S. MAIL AND FAX

Eric J. Bur
Chief Financial Officer
NIC INC.
10540 South Ridgeview Road
Olathe, Kansas 66061

Re: NIC INC.
        File No. 000-26621
        Form 10-K for Fiscal Year Ended
        December 31, 2006

Dear Mr. Bur:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

2. Summary of Significant Accounting Policies

Revenue recognition

Portal revenues, page 49

1.   We note from your disclosure that the Company recognizes revenue received
        from providing outsourced government portal services net of transaction fees due
        to the government. Furthermore, we note that the Company presents amounts due
        to government agencies on a gross basis on your balance sheet based on the fact
        that the Company is the primary obligor in the transaction. Since it appears the
        Company is the primary obligor in these transactions, explain to us how you
        determined that the revenues should not be recognized on a gross basis. Explain
        to us how your policy complies with the guidance provided in EITF 99-19.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief